Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8581 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2007 APR -9 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 3, 2007
Our ref. No. PI 0117

The U.S. Securities and Exchange C
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fi nce
Mail Stop 3-7
Washington, D.C. 20549

07022403

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Purchase Additional Shares in Yonekyu**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

dw 4/10

Translation of report filed with the Tokyo Stock Exchange on April 3, 2007

Mitsubishi Corporation to Purchase Additional Shares in Yonekyu

Mitsubishi Corporation today decided to raise its current stake in Yonekyu Co., Ltd. to 21.67% of the latter's issued shares, as detailed below.

1. Reason for Additional Share Purchase

Mitsubishi Corporation currently holds 530,000 Yonekyu shares, or 1.83% of the company's issued shares, after purchasing Yonekyu shares in 1995 and later increasing its shareholding. Mitsubishi Corporation has decided to increase its equity interest to 21.67% by purchasing Yonekyu shares held by Kirin Brewery Co., Ltd. via a negotiated transaction. This move, designed to further strengthen ties between the two companies, will make Yonekyu an equity-method affiliate of Mitsubishi Corporation.

Mitsubishi Corporation aims to cooperate with Yonekyu in helping to raise its corporate value.

2. Company Overviews

(1) Yonekyu

-1- Company: Yonekyu Co., Ltd.

-2- Representative: Katsuhiko Ishino, President

-3- Head office: 1259, Okanomiya Terabayashi, Numazu, Shizuoka, Japan

-4- Paid-in capital: 8,634 million yen

-5- Main businesses: manufacture and sale of meats and processed foods, as well as brewing and sale of microbrewed beer

-6- Fiscal year-end: end of February

-7- Stock exchange listings: Tokyo and Nagoya

(2) Kirin Brewery

-1- Company: Kirin Brewery Co., Ltd.

-2- Representative: Kazuyasu Kato, President and COO

-3- Head office: 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan

-4- Paid-in capital: 102,045 million yen

-5- Main businesses: manufacture and sale of alcoholic beverages, pharmaceuticals and other products

END

-6- Fiscal year-end: December 31

-7- Stock exchange listings: Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

3. No. of Shares to Be Purchased, Purchase Price and Shareholding Before and After Purchase

(1) No. of shares held before purchase: 530,000 (shareholding: 1.83%)

(2) No. of shares to be purchased: 5,714,000 (shareholding: 19.83%)

(3) No. of shares to be held after purchase: 6,244,000 (shareholding: 21.67%)

4. Schedule

April 3, 2007: Conclusion of purchase agreement for Yonekyu shares

May 1, 2007: Ownership transfer date of 5,414,000 marketable securities

*The remaining 300,000 shares to be purchased are scheduled for transfer in January 2008.

5. Outlook

The effect of this share purchase on Mitsubishi Corporation's operating results will be incorporated in earnings forecasts for the fiscal year ending March 31, 2008 to be announced shortly.

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END